UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                 ASPA GOLD CORP.
                     (Formerly, Renaissance BioEnergy Inc.)
                                (Name of Issuer)


                   Common Stock, par value US$.00001 per share
                         (Title of Class of Securities)

                                    00213A100
                                 (CUSIP Number)


                       NORTH AMERICAN GOLD & MINERALS FUND
                           848 N. Rainbow Blvd., #3003
                               Las Vegas, NV 89107
                               Tel: (702) 635-8146
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 8, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 00213A100                                            Page 2 of 5 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NORTH AMERICAN GOLD & MINERALS FUND 20-8425158
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Incorporated in the State of Nevada, USA.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     118,100,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       118,100,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Reporting Person: 118,100,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.44%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 00213A100                                            Page 3 of 5 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, par value US$0.00001 per share of Common Stock (the "COMMON STOCK") of ASPA Gold Corp., f/k/a Renaissance BioEnergy Inc., a Nevada Corporation (the "ISSUER"). The address of the executive offices of the Issuer is 36101 Bob Hope Dr., Suite E5-238, Rancho Mirage, CA 92270.

ITEM 2. IDENTITY AND BACKGROUND

(a-f) This  Schedule 13D is being filed by NORTH  AMERICAN  GOLD & MINERALS FUND
"REPORTING PERSON"). The President and Chief Executive officer and control person of the Reporting Person is Mr. Ronald Yadin Lowenthal. Mr. Ronald Y Lowenthal is also a Director, the President and Chief Executive Officer of the Issuer.

Ronald Yadin Lowenthal, a citizen of the United Kingdom, has a principal business address of Renasa House, 170 Oxford Road, Melrose, Johannesburg, Gauteng, 2196, Republic of South Africa. His principal occupation is that of Mining and Financial Services. Mr. Lowenthal was for many years, a principal of a Stock broking firm in South Africa.

The Reporting Person is a Nevada corporation, with a business address of 848 N. Rainbow Blvd., Las Vegas, NV 89107.

During the past five years, neither the Reporting Person nor Mr. Lowenthal have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the consideration used to purchase the shares of Common Stock on December 8, 2010 was issuance of shares of Common Stock of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person has acquired the Common Stock reported by it for investment and it has sole investment power and voting power with respect to the Common Stock reported by it. The Reporting Person acquired the Common Stock because it considered the Common Stock to be an attractive investment opportunity. The Reporting Person may make further acquisitions of Common Stock from time to time. Pursuant to a Shareholder Agreement dated November 29, 2010, the Reporting Person may not sell, alienate, pledge, assign, transfer, convey or in any way encumber any of the shares until November 24, 2012. Thereafter, the Reporting Person may not sell, alienate, pledge, assign, transfer convey or in any way encumber more than 2,000,000 (Two million) of the shares during any consecutive period of 90 days.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 00213A100                                            Page 4 of 5 Pages
-------------------                                            -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 118,100,000 (One hundred and eighteen million one hundred thousand) shares of Common Stock (the "SHARES"). The Reporting Person has sole voting and dispositive power over such holdings. As of December 8, 2010, the Shares represented 34.44% of the approximate 342,948,988 (Three hundred and forty two million nine hundred and forty eight thousand nine hundred and eighty eight) total shares of Common Stock outstanding as previously reported by the Issuer.

     (b) The Reporting Person holds sole voting and dispositive power over the 118,100,000 (One hundred and eighteen million one hundred thousand) shares of Common Stock held by the Reporting Person.

     (c) Within the last seven days, the Reporting Person, made the following acquisitions of the Common Stock in privately negotiated transactions at the prices indicated:

      DATE                 NO. OF SHARES ACQUIRED           PRICE PER SHARE
      ----                 ----------------------           ---------------

December 8, 2010                34,100,000                      US$0.10

     (d) Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not Applicable

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

ASPA Gold Corp. Shareholder Agreement dated December 8, 2010 of North American Gold & Minerals Fund.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 00213A100                                            Page 5 of 5 Pages
-------------------                                            -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                          NORTH AMERICAN GOLD & MINERALS FUND


Date: December 8, 2010                    By: /s/ Ronald Yadin Lowenthal
                                             -----------------------------------
                                          Name:  Ronald Yadin Lowenthal
                                          Title: President